Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$17,000,000	$1,819.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $856,898.58 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1,819.00 is offset against the registration fee due for this offering and of which $855,079.58 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-134553

PRICING SUPPLEMENT No. 6
to Prospectus Supplement dated October 5, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

$17,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

0.25% Notes Due January 26, 2014

Performance Linked to a Basket of Three Stocks

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated October 5, 2006 (the “synthetic convertible prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

• Reference equity: An equal-dollar weighted basket of common stocks of the following three companies: Intersil Corporation, Seagate Technology and Fairchild Semiconductor International Inc. These companies are not involved in this offering and have no obligation with respect to the notes.

• Principal amount: $1,000 per note and, in the aggregate, $17,000,000.

• Stated maturity date: January 26, 2014, subject to postponement if the valuation date is postponed.

• Valuation date related to the stated maturity date: January 22, 2014, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes─Settlement value” on page SS-18 of the synthetic convertible prospectus supplement.

• Interest rate: 0.25% per annum.

• Interest payment dates: January 26 and July 26 of each year, beginning on July 26, 2007.

• Interest payment record dates: 15 calendar days prior to each interest payment date.

• Threshold value: $111.87, which is 111.87% of $100.00. $100.00 is the initial level of the basket.

• Earliest redemption date: January 19, 2010.

• Redemption notice period: 30 calendar days.

• Optional repurchase notice period: Eight business days.

• Determination period: Three business days.

• Multipliers: The initial multiplier is 1.42011 for the Intersil Corporation common stock, 1.27701 for the Seagate Technology common stock and 1.92828 for the Fairchild Semiconductor International Inc. common stock. The multipliers are subject to adjustment under various circumstances, as described under the caption “Description of the Notes—Adjustments to multipliers and securities included in the calculation of the settlement value” on page SS-19 of the synthetic convertible prospectus supplement. See also “Initial Multipliers; Base Dividends and Adjustments to the Multipliers” on page PS-2 of this pricing supplement.

• Denominations: $1,000 and whole multiples of $1,000

• Stock settlement: None.

• Listing: The notes will not be listed on any exchange.

• CUSIP No.: 524908US7

• ISIN No.: US524908US71

Investing in the notes involves risks.  Risk Factors begin on page SS-6 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100.00%	$17,000,000
Underwriting discount	0.13%	$22,100
Proceeds to Lehman Brothers Holdings	99.87%	$16,977,900

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $2,550,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about January 26, 2007.

LEHMAN BROTHERS

January 19, 2007

INITIAL MULTIPLIERS; ADJUSTMENTS TO THE MULTIPLIERS; BASE DIVIDENDS

The initial multiplier is:

• 1.42011 for the Intersil Corporation common stock;

• 1.27701 for the Seagate Technology common stock; and

• 1.92828 for the Fairchild Semiconductor International Inc. common stock.

The multipliers are subject to adjustment under certain circumstances, including if, during the period from the date of this pricing supplement to the valuation date, holders of record of shares of common stock of any of the three companies whose common stock is included in the basket are entitled to receive a cash dividend (other than an extraordinary dividend) from such company and the amount of such dividend is more or less than the “base dividend” specified below.  See “Description of the Notes—Adjustments to multipliers and securities included in the calculation of the settlement value” on page SS-19 of the synthetic convertible prospectus supplement.

The “base dividend” shall be:

•    $0.06 for the Intersil Corporation common stock;

•    $0.10 for the Seagate Technology common stock; and

•    $0.00 for the Fairchild Semiconductor International Inc. common stock;

which is the amount of the respective dividend per share of common stock most recently paid by such company prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting the applicable shares of common stock of any such company, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

If the calculation agent determines in its sole and absolute discretion that any such company has failed to declare or make a dividend payment, the effective adjustment date for adjusting the applicable multiplier will be:

•      in the case of the Intersil Corporation common stock, the first business day immediately following the 19th day of each January, April, July or October and the valuation date, as applicable;

•      in the case of Seagate Technology common stock, the first business day immediately following the 19th day of each January, April, July or October and the valuation date, as applicable; and

•      in the case of the Fairchild Semiconductor International Inc. common stock, the first business day immediately following the 19th day of each January, April, July or October  and the valuation date, as applicable.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations.  In each of these examples it is assumed that during the term of the notes the issuers of the common stocks included in the basket do not change the amount of the cash dividends that they pay on their shares of common stock.

Example 1. Assuming the settlement value is $83.90:

Alternative redemption amount per $1,000 note =

$1,000  ×        $83.90    =   $749.98

$111.87

As a result, on the maturity date, or upon redemption, you would receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $749.98.  If you require Lehman Brothers Holdings to repurchase your notes, you would only receive $749.98, plus accrued but unpaid interest, per $1,000 note.

Example 2. Assuming the settlement value is $139.84:

Alternative redemption amount per $1,000 note =

$1,000  ×            $139.84     =    $1,250.02

$111.87

As a result, on the maturity date or upon redemption, you would receive $1,250.02, plus accrued but unpaid interest, per $1,000 note because $1,250.02 is greater than $1,000. If you require Lehman Brothers Holdings to repurchase your notes, you would also receive $1,250.02, plus accrued but unpaid interest, per $1,000 note.

To the extent the actual settlement value differs from the values assumed above or that any of the issuers of the common stocks included in the basket changes the amount of the cash dividends it pays on its shares of common stock, the results indicated above would be different.

THE BASKET

 The three common stocks comprising the basket

The basket will initially represent an equal-dollar weighted portfolio of the three common stocks in the basket.  The level of the basket will increase or decrease by the performance of the common stocks that make up the basket.  The following table presents information with respect to the three issuers whose common stocks are included in the basket, including with respect to each issuer: primary exchange on which the common stock trades and the stock symbol, stock price on the date of this pricing supplement, initial multiplier and the starting value for each of the common stocks included in the basket.

Issuer of the Common Stock	Exchange	Stock Symbol	Starting Stock Price Per Share	Starting Percent Weighting	Initial Multiplier (Number of Shares)	Starting Stock Level
Intersil Corporation	NASDAQ	ISIL	$23.470	33.33%	1.42011	$33.33
Seagate Technology	NYSE	STX	26.100	33.33%	1.27701	33.33
Fairchild Semiconductor International Inc	NYSE	FCS	17.290	33.34%	1.92828	33.34
				100.00%		$100.00

All information in the table above was obtained from Bloomberg L.P., without independent verification.

Lehman Brothers Holdings has obtained the following information from the respective companies’ reports and other documents filed with the SEC:

Intersil Corporation

Intersil Corporation is a global designer and manufacturer of high performance analog integrated circuits (“ICs”). Intersil Corporation believes their product portfolio addresses fast growing applications in four end markets: high-end consumer, industrial, communications and computing.

Seagate Technology

Seagate Technology is a leader in the design, manufacturing and marketing of rigid disc drives. Rigid disc drives, which are commonly referred to as disc drives or hard drives, are used as the primary medium for storing electronic information in systems ranging from desktop and notebook computers, and consumer electronics devices to data centers delivering information over corporate networks and the Internet. Seagate Technology produces a broad range of disc drive products that make it a leader in the industry with products addressing enterprise applications, where Seagate Technology’s products are used in enterprise servers, mainframes and workstations; desktop applications, where Seagate Technology’s products are used in desktop computers; mobile computing applications, where Seagate Technology’s products are used in notebook computers; and consumer electronics applications, where Seagate Technology’s products are used in a wide variety of devices such as digital video recorders, digital music players and gaming devices.

Fairchild Semiconductor International Inc.

Fairchild Semiconductor International Inc. (FSC) is focused on developing, manufacturing and selling power analog, power discrete and certain non-power semiconductor solutions to a wide range of end market customers. Nearly 75% of FSC’s sales in 2005 were from power discrete and power analog semiconductor products used directly in applications such as power conversion, regulation, distribution and management. FSC’s products are used in a wide variety of electronic applications, including sophisticated computers and internet hardware; communications; networking and storage equipment; industrial power supply and instrumentation equipment; consumer electronics such as digital cameras, displays, audio/video devices and household appliances; and automotive applications. FSC believes that their focus on the fast-growing power market, diverse end market exposure, and strong penetration into the rapidly growing Asian region provide us with excellent opportunities to expand their business.

Each company’s common stock is registered under the Securities Exchange Act of 1934.  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus.  In addition, information regarding the companies may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the common stocks included in the basket

The following table presents the high and low per share closing prices for each of the common stocks included in the basket, as reported on the primary exchange on which such common stock trades during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of these common stocks are not necessarily indicative of future performance.  Lehman Brothers Holdings cannot assure you that the prices of these common stocks included in the basket will increase enough so that the alternative redemption amount will be greater than $1,000.  The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

Intersil Corporation

	High	Low	Period End

2004
First Quarter	$29.29	$20.76	$22.30
Second Quarter	23.99	18.14	21.66
Third Quarter	19.30	15.37	15.93
Fourth Quarter	17.54	15.20	16.71

2005
First Quarter	$17.50	$13.82	$17.32
Second Quarter	20.11	15.55	18.77
Third Quarter	21.78	18.99	21.78
Fourth Quarter	26.67	20.09	24.88

2006
First Quarter	$30.31	$25.34	$28.92
Second Quarter	30.70	22.59	23.25
Third Quarter	26.15	20.44	24.55
Fourth Quarter	25.92	22.87	23.92

2007
First Quarter (through the date of this pricing supplement)	$24.45	$23.03	$23.56

Seagate Technology

	High	Low	Period End

2004
First Quarter	$21.51	$15.30	$16.13
Second Quarter	16.24	11.73	14.43
Third Quarter	14.30	10.28	13.52
Fourth Quarter	17.27	12.56	17.27

2005
First Quarter	$19.83	$16.66	$19.55
Second Quarter	21.30	16.57	17.55
Third Quarter	19.53	14.67	15.85
Fourth Quarter	20.36	13.96	19.99

2006
First Quarter	$28.08	$20.07	$26.33
Second Quarter	27.69	20.99	22.64
Third Quarter	24.27	19.95	23.09
Fourth Quarter	26.90	20.91	26.50

2007
First Quarter (through the date of this pricing supplement)	$27.38	$25.86	$25.95

Fairchild Semiconductor International Inc.

	High	Low	Period End

2004
First Quarter	$28.00	$21.50	$24.03
Second Quarter	25.62	15.71	16.37
Third Quarter	15.47	11.99	14.17
Fourth Quarter	16.70	13.24	16.26

2005
First Quarter	$17.37	$12.98	$15.33
Second Quarter	15.91	13.23	14.75
Third Quarter	17.70	14.25	14.86
Fourth Quarter	18.24	14.14	16.91

2006
First Quarter	$20.24	$17.13	$19.07
Second Quarter	21.76	15.88	18.17
Third Quarter	19.29	15.01	18.70
Fourth Quarter	19.31	15.61	16.81

2007
First Quarter (through the date of this pricing supplement)	$18.16	$16.97	$17.22

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the notes are first issued until the stated maturity date and (b) the issuers of the common stocks included in the basket do not change the amount of the cash dividends that they pay on their shares of common stock:

•  the hypothetical total amount payable on the stated maturity date per $1,000 note (without interest);

•  the hypothetical total rate of return (without interest);

•  the hypothetical annualized pre-tax rate of return (without interest);

• the hypothetical alternative redemption amount per $1,000 note;	• the hypothetical total rate of return (including interest); and

• the percentage change from the principal amount to the hypothetical alternative redemption amount;	• the hypothetical annualized pre-tax rate of return (including interest).

Hypothetical settlement evel on the valuation date		Hypothetical alternative redemption amount per $1,000 note	Percentage change from the principal amount to the hypothetical alternative redemption amount	Hypothetical total amount payable at stated maturity per $1,000 note (without interest)	Hypothetical total rate of return (without interest)	Hypothetical annualized pre-tax rate of return (without interest)	Hypothetical total rate of return (including interest)	Hypothetical annualized pre-tax rate of return (including interest)
$90.00		$804.51	-19.55%	$1,000.00	0.00%	0.00%	1.75%	0.25%
$95.00		$849.20	-15.08%	$1,000.00	0.00%	0.00%	1.75%	0.25%
$100.00		$893.89	-10.61%	$1,000.00	0.00%	0.00%	1.75%	0.25%
$105.00		$938.59	-6.14%	$1,000.00	0.00%	0.00%	1.75%	0.25%
$111.87	(1)	$1,000.00	0.00%	$1,000.00	0.00%	0.00%	1.75%	0.25%
$115.00		$1,027.98	2.80%	$1,027.98	2.80%	0.39%	4.55%	0.64%
$120.00		$1,072.67	7.27%	$1,072.67	7.27%	1.00%	9.02%	1.24%
$125.00		$1,117.37	11.74%	$1,117.37	11.74%	1.59%	13.49%	1.82%
$130.00		$1,162.06	16.21%	$1,162.06	16.21%	2.16%	17.96%	2.38%

(1)             This figure represents the threshold level.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity.  It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers Holdings has determined that the comparable yield is an annual rate of 5.4440% compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $1.25 semi-annually and $1,436.72 due at maturity.

Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings’ determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes. See “United States Federal Income Tax Consequences” in the accompanying synthetic convertible prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $2,550,000 additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $19,550,000, $25,415 and $19,524,585, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about January 26, 2007, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

$17,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

0.25% Notes Due January 26, 2014

Performance Linked to a Basket of Three Stocks

______________________

PRICING SUPPLEMENT
JANUARY 19, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED OCTOBER 5, 2006,

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

______________________

LEHMAN BROTHERS